For immediate release
                                                                February 5, 2008

             Toyota Announces Record Third Quarter Operating Results
               -Net Revenue, Operating Income and Net Income Mark
                       New Record for the Third Quarter-
    (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States)


Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the third quarter ended December 31, 2007.

On a consolidated basis, net revenues for the third quarter totaled 6.71 trillion yen, an increase of 9.2 percent compared to the same period last fiscal year. Operating income increased 4.7 percent to 601.5 billion yen, while income before income taxes, minority interest and equity in earnings of affiliated companies was 652.7 billion yen. Net income increased by 7.5 percent to 458.6 billion yen.

Positive contributions to operating income totaled 140.0 billion yen, consisting of 100.0 billion yen from marketing efforts and 40.0 billion yen from cost reduction efforts. Negative factors totaled 113.2 billion yen.

Commenting on the results, Takeshi Suzuki, TMC Senior Managing Director, said, "For this period, we posted our highest ever quarterly results for the third quarter in both revenues and profits, despite the severe business environment. Operating income has become more equally balanced among the regions, with significant higher contribution from growing markets, specifically emerging and resource-rich countries. We believe our record high financial results can be attributed to Toyota's growth strategy of utilizing every opportunity across the full product line-up and all regions. "

Consolidated vehicle sales for the third quarter amounted to 2.281 million units, an increase of 126 thousand units compared with the same period last fiscal year.

In Japan,  vehicle sales were 541 thousand units.  Operating income increased by
5.9 billion yen to 389.4 billion yen, due to launches of new models as well as an increase in domestic production to meet increased overseas demand.

Vehicle sales in North America totaled 756 thousand units, a decrease of 8 thousand units. Operating income decreased by 35.5 billion yen, to 63.6 billion yen, due to the valuation loss on interest rate swaps from declines in interest rates. However, sales of the new Tundra and fuel-efficient models such as the Prius were strong.

In Europe, vehicle sales increased by 2 thousand units, to 308 thousand units. Operating income was 34.0 billion yen, which was nearly flat over the same period last fiscal year. Vehicle sales in some markets including Germany decreased, while sales in Russia and the Eastern European countries showed steady growth, due to strong sales of models such as the Camry and the Auris.

Sales in Asia increased by 37 thousand units to 241 thousand units. Operating income in the region more than doubled, to 64.3 billion yen. Increase in sales volume, especially in Indonesia and Thailand and the production capacity increase in Thailand to meet the recovering market demand contributed to the profit increase. In addition, our consolidated subsidiaries in China greatly contributed to the earnings as well.

In the other regions including South and Central America, Africa and Oceania, sales reached 435 thousand units, an increase of 95 thousand units, due to the incremental sales in all of these regions. As a result, operating income increased by 18.9 billion yen, to 49.9 billion yen.

Suzuki also commented on the shareholders' return, "Our net income has grown rapidly in recent years. We plan to actively return value from our increased earnings to our shareholders".

The Board of Directors has resolved to purchase the maximum number of shares authorized at the ordinary General Shareholders' Meeting held in June 2007 by further acquiring the remaining authorized shares, up to 10 million shares. In addition, it has authorized to purchase additional shares, up to 12 million shares, by the end of this month. Altogether, the company will purchase up to the lesser of 22 million shares or 120 billion yen. Further, the Board of Directors has resolved to cancel 162 million shares of treasury stock during the current fiscal year to define improvement of capital efficiency. The remaining approximately 300 million shares will be kept as treasury stock to secure management flexibility.

TMC estimates that the projected consolidated vehicle sales for the fiscal year ending March 31, 2008 will be 8.93 million units, which is unchanged from TMC's forecast announced in November 2007. The company's consolidated revenues and earnings forecast for the fiscal year also remains unchanged, with consolidated net revenues of 25.5 trillion yen, operating income of 2.3 trillion yen and net income of 1.7 trillion yen.


          (Please see attached information for details on financial results. Further information is also available on the internet at www.toyota.co.jp)
                                                         ----------------

   Cautionary Statement with Respect to Forward-Looking Statements
   This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

   A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


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